                                                                      EX 2.1

                             N(degrees)40 OF THE ROLL OF NOTARIAL DEEDS FOR 2004

                                  NOTARIAL DEED

Enacted at Ennigeroh-Enniger on February 27, 2004.

Before me, the undersigned Notary

                                ADOLF GRUNDKOTTER

with place of office at Ennigerloh-Enniger

appeared:

1. Dr. Ralf M. Nitschke, born February 5, 1962, with business address at 9, rue Boissy d'Anglas, 75008 Paris, France, identified by his French residency permit and identity card no. 7503258915, here acting not for himself but as representative without power of attorney, excluding any personal liability (unter Ausschlu(beta) der personlichen Haftung) of

         AMTROL INTERNATIONAL INVESTMENTS, INC., a company incorporated under the laws of Rhode Island, U.S.A., having its corporate seat at 1400 Division Road, West Warwick, Rhode Island 02893, U.S.A.,

                                                          (hereinafter "SELLER")

2. Dr. Jens Hausmann, born December 5, 1965, with buisiness adress at Nevinghoff 30, 48147 Munster, identity card 5427292111, here acting not for himself but as representative of

         DTT NOVA BETEILIGUNGEN GMBH & CO. KG, a company formed on February 26,2004 under the laws of Germany, the registration of which has been requested with the Commercial Register of Munster, having its business address at Nevinghoff 30, 48147 Munster, Germany, and which is represented by its general partner (Komplementar) DTT-Technik GmbH, on the basis of a Power of Attorney dated February 26, 2004, which is attached to this deed as Annex.

                                                       (hereinafter "PURCHASER")

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                                      - 2 -

The Notary asked the appeared persons regarding a prior involvement according to
Section 3 subpara. 1 no. 7 of the German Notarization Act (Beurkundungsgesetz). After having been instructed by the notary the deponents answered this question in the negative.

The Notary speaks and understands English fluently. The appeared persons declared that they have a sufficient command of the English language, and waived the presence of a translator.

Under deed role n(degrees) 38/2004 of the acting notary a notarial deed containing the Schedules to this agreement was notarized on February 26, 2004 (the "REFERENCE DEED") for the purposes of referring thereto in this Agreement. The appeared persons approved and consented to the Reference Deed, which they hereby made an integrated part of this Agreement. The Reference Deed is known to the appeared persons and the original copy thereof was available for inspection during the notarization of this Agreement. All references in this Agreement to Schedules shall be references to the Schedules contained in the Reference Deed. The appeared person waived their right to have the Reference Deed read to them aloud and to have it attached to this deed.

The appeared persons thereupon declared the following to be notarized:

The Seller and the Purchaser (together, the "PARTIES" and individually, a "PARTY") hereby execute the following:

                                    AGREEMENT

                                     PART I

                      SALE AND PURCHASE OF GMBH SHARES AND
                            INTERCOMPANY RECEIVABLES

                                    RECITALS

         WHEREAS, Seller is the beneficial owner of all issued and outstanding shares of Amtrol Holding GmbH (the "COMPANY"), a German limited liability Company (Gesellschaft mit beschrankter Haftung) with a registered share capital (Stammkapital) of DM 500,000 which has its corporate seat (Sitz) in Donaueschingen and is registered in the Commercial Register (Handelsregister) of the District Court (Amtsgericht) of Villingen-Schwenningen under registration number HRB 1586 Do.

         WHEREAS, Seller was also the legal owner of all issued and outstanding shares of the Company until March 22, 2002, when a share in the Company in the nominal amount of DM 333,300 ((euro) 170,413.58) representing 66.66% of the Company's registered share capital was transferred by way of a security assignment (Sicherungsabtretung) to Foothill Capital Corporation, meanwhile renamed into Wells Fargo Foothill, Inc.), a company incorporated under the laws of the State of California, U.S.A., having its corporate office at 1 Boston Place, Suite 1800, Massachusetts 02108, U.S.A. (the "LENDER"). As a result of such transfer, Seller is on the date of execution of this Agreement the legal owner of a share of the Company in the nominal amount of DM 166,700 ((euro) 85,232.36) representing 33.34% of the Company's registered share

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                                      - 3 -

capital ("SHARE I") and the Lender is on the date of execution of this Agreement the legal owner of a share of the Company in the nominal amount of DM 333,300 ((euro) 170,413.58) representing 66.66% of the Company's registered share capital ("SHARE II").

         WHEREAS, under the loan and security agreements governing the aforementioned security assignment, Seller, under certain conditions, is authorized and entitled to sell, dispose of, transfer and assign Share II.

         WHEREAS, the Company, through its subsidiaries Amtrol Wassererwarmer Beteiligungs GmbH, registered in the Commercial Register of Villingen-Schwenningen under registration number HRB 1476 Do and Amtrol Nova GmbH & Co. KG, registered in the Commercial Register of Villingen-Schwenningen under registration number HRA 790 Do (each such company, a "SUBSIDIARY", and both such companies together, the "SUBSIDIARIES"), engages in the design, manufacture, marketing and sale of a range of indirect-fired water heaters and other water heating products for residential and commercial markets (the "BUSINESS").

         WHEREAS, Purchaser has conducted a due diligence investigation of the Company, the Subsidiaries and the Business and was able to assess the industrial, commercial, economic and financial situation of the Business as well as the potential and the risks associated with the Business to a sufficient degree, given the level of the purchase price paid and the transaction as negotiated and agreed herein.

         WHEREAS, Purchaser desires to acquire from Seller, and Seller desires to sell to Purchaser, the Business through a sale and transfer from Seller to Purchaser of Share I and Share II.

         WHEREAS, Purchaser and Seller further intend to sell and transfer to Purchaser certain intercompany receivables owed by the Company and/or its subsidiaries.

NOW, THEREFORE, IT IS AGREED AS FOLLOWS:

1.       PURCHASE AND SALE

         1.1 Purchase and Sale of Shares. On the terms and conditions set forth in this Agreement, Seller hereby sells to Purchaser, and Purchaser hereby purchases from Seller, Share I and Share II (Share I and Share II are hereinafter collectively referred to as the "SHARES").

         1.2 Purchase and Sale of Intercompany Receivables. On the terms and conditions set forth in this Agreement, Seller hereby sells to Purchaser, and Purchaser hereby purchases from Seller, the intercompany receivables owed by the Company and its Subsidiary Amtrol Nova GmbH & Co. KG that are identified in
Schedule 1.2 (the "INTERCOMPANY RECEIVABLES").

         1.3 Agreements Relating to Transfer. The above sales and transfers shall be effected with economic effect as of the Closing Date (as defined hereafter).

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                                      - 4 -

         1.4 Purchase Price. (a) The purchase price for the Shares (the "SHARE PURCHASE PRICE") shall be (euro) 300,000 (three hundred thousand Euro), of which (euro) 100,000 (one hundred thousand Euro) shall be payable on the Closing Date (as defined hereafter) by bank check (bankbestatigter Scheck) and
(euro) 200,000 (two hundred thousand Euro) three months after the Closing Date (as defined hereafter).

                  (b) The purchase price for the Intercompany Receivables (the "INTERCOMPANY RECEIVABLES PURCHASE PRICE") shall be (euro) 1 (one Euro) and shall be payable on the Closing Date (as defined hereafter).

2.       REPRESENTATIONS AND WARRANTIES RELATING TO COMPANY

         The Parties are in agreement that, as usual in the case of a sale of a company, the German statutory law governing warranties of a seller (kaufrechtliche Mangelhaftung) do not provide for an appropriate set of rules in the present case, neither with respect to the cause in law (Rechtsgrund) nor to the legal consequences (Rechtsfolgen). Instead, the Parties therefore agree that at the time of execution of this Agreement (or at such other time expressly set forth in a particular representation and warranty in this SECTION 2), Seller hereby represents and warrants (in the form of a selbstandiges Garantieversprechen under Section 311 of the German Civil Code, which shall neither constitute a Beschaffenheitsvereinbarung within the meaning of Section 434 nor a Beschaffenheitsgarantie within the meaning of Section 443 and which shall not be governed by Section 444 of the German Civil Code) to Purchaser as follows:

         2.1 Corporate Existence and Power. The Company is a duly organized and validly existing company under the laws of the Federal Republic of Germany and has all corporate power and authority to conduct its business as now conducted. Attached as Schedule 2.1 (a) and Schedule 2.1(b) are true and correct copies of the local Commercial Register excerpts for the Company and the articles of association of the Company, respectively. Such documents correctly show the present status of Company and no application to the Commercial Register is pending with respect to the Company.

         2.2 Capitalization. The registered share capital of the Company consists of Share I and Share II. Such shares have been duly authorized and validly issued, are fully paid, and have not been issued in violation of any preemptive rights of subscription, rights of first refusal or similar rights arising by law or under the articles of association of Company or any agreement to which the Company is a party. Except as set forth in Schedule 2.2, no repayments of capital have been made relating to the shares of the Company. There are no silent interests, loans with profit participation, special participation rights (other than the shareholder rights associated with Share I and Share II) which grant an entitlement in respect of profits or liquidation proceeds of the Company. Except as set forth on Schedule 2.2, there are no outstanding preemptive rights, conversion rights, liens, options, warrants or agreements granted or issued by or binding upon the Company for the purchase or acquisition of any shares of the Company or any other securities convertible into, exchangeable for or evidencing the right to acquire or dispose of any such shares. All outstanding shares of the Company are owned by Seller and Lender in the proportion as set out in the second Recital. The Company is not subject to any obligation to repurchase or otherwise acquire any of its shares.

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                                     - 5 -

         2.3 Subsidiaries. The Company does not have any branches, affiliates or subsidiaries except as set forth on Schedule 2.3(a). The Company is the sole legal and beneficial owner of Amtrol Wassererwarmer Beteiligungs GmbH and the sole limited partner of Amtrol Nova GmbH & Co. KG. Amtrol Wassererwarmer Beteiligungs GmbH is the sole general partner of Amtrol Nova GmbH & Co. KG. All outstanding shares of each Subsidiary are owned as specified on
Schedule 2.3(a) free and clear of any Encumbrances. Attached as Schedule 2.3(b) are true and correct copies of the local Commercial Register excerpts and articles of association of each Subsidiary, respectively. Such documents correctly show the present status of each Subsidiary and no application to the Commercial Register is pending with respect to any Subsidiary. All of the shares of each Subsidiary have been duly authorized and validly issued, are fully paid and have not been issued in violation of any preemptive rights of subscription, rights of first refusal or similar rights arising by law or under such Subsidiary's articles of association or any agreement to which the Company or such Subsidiary is a party. Except as set forth in Schedule 2.2. no repayments of capital have been made relating to the shares of any Subsidiary. There are no outstanding preemptive rights, conversion rights, liens, options, warrants or agreements granted or issued by or binding upon the Subsidiaries for the purchase or acquisition of any shares of the Subsidiaries or any other securities convertible into, exchangeable for or evidencing the right to acquire or dispose of any such shares.

         2.4 Actions Pending. Except as set forth on Schedule 2.4. to the Best Knowledge of Seller (as defined hereafter), there is no lawsuit or proceeding pending before any administrative or arbitration or civil court, or governmental or public body, agency or other authority, against the Company or any Subsidiary. To the Best Knowledge of Seller, there are no outstanding orders, judgments or decrees against the Company or any Subsidiary.

         2.5 Required Consents. Except as set forth on Schedule 2.5, to the Best Knowledge of Seller, at the time of execution of this Agreement there are no material consents, approvals, authorizations, orders, registrations or qualifications of or with any person, court, administrative authority or governmental body which are required by the Seller for the consummation of the transactions contemplated by this Agreement.

         2.6 Taxes and Social Security Contributions. To the Best Knowledge of Seller, the Company and each Subsidiary have timely filed with the relevant authorities all tax returns and social insurance contribution declarations required by applicable law to be filed by them. Except as set forth on Schedule
2.6. no tax returns of the Company or any Subsidiary are currently being audited by any tax authorities, and, to the Best Knowledge of Seller, neither the Company nor any Subsidiary have received any written notice of the tax authorities informing them of any planned tax audit. To the Best Knowledge of Seller, except as set forth on Schedule 2.6, no deficiency assessment with respect to the Company's or any Subsidiary's taxes or social insurance liabilities is pending.

         2.7 Assets and Equipment. At the time of execution of this Agreement, the Company and its Subsidiaries have good title free and clear of any Encumbrances (other than in the ordinary course of business) to all material assets, equipment and tangible properties that are listed on the assets schedule attached as Schedule 2.7(a) of the Company or the Subsidiaries, as the case may be, and has a valid leasehold interest in, or a valid right to use, all material assets, equipment and tangible properties that are listed on the assets schedule attached as Schedule 2.7(b), in both cases except for assets disposed of in the ordinary course of business.

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                                     - 6 -

         2.8 Real Property. At the time of the execution of this Agreement, Amtrol Nova GmbH & Co. KG has full and sole legal ownership of the real property described in the excerpt from the Land Register which is attached as Schedule
2.8 (a), free and clear of any Encumbrances, except as set forth in the attached excerpt from the Land Register and except further as indicated on Schedule 2.8(b). The owner's mortgages (Eigentumergrundschulden) referred to under numbers 1,3 and 6 in section 3 (Dritte Abteilung) of the excerpt of the Real Estate Registry of Donaueschingen that is attached hereto as Schedule 2.8(a) have not been transferred or assigned to any person or party.

         2.9 Insurance. Schedule 2.9 sets forth a list of each material insurance policy maintained by or on behalf of the Company and each Subsidiary with respect to its respective properties, assets and business and, to the Best Knowledge of Seller, each such policy is in full force and effect, and no notice of termination has been given with respect thereto.

         2.10 Insolvency and Administration. To the Best Knowledge of Seller, no order has been made, petition presented or resolution passed to open an insolvency proceeding (Insolvenzverfahren) over the assets of the Company or any Subsidiary or for the appointment of a provisional liquidator (Sequester} to the Company or any Subsidiary or for an administration order (Zwangsverwaltungsbeschlu(beta)) in respect of the Company or any Subsidiary. To the Best Knowledge of Seller, no receiver (Insolvenzverwalter) or estate administrator (Zwangsverwalter) has been appointed with respect to part or all of the business or assets of the Company or the Subsidiaries.

         2.11 No Repayment of Shareholder Loans Constituting Constructive Equity; Subordination Statements. (a) Except as set forth on Schedule 2.11, since the date of acquisition of the Shares by Seller on June 9, 1998, and through the Closing Date, there has not been any repayment to Seller or any of its Affiliates (as defined hereafter), of shareholder loans extended to the Company and/or its Subsidiaries that constitute constructive equity (eigenkapitalersetzende Gesellschafterdarlehen). The payment in the amount of
(euro) 100,000 to Amtrol Alfa referred to in Schedule 2.11 will not give rise to any claim against or liability of Purchaser on the ground of a repayment of a shareholder loan that constitutes constructive equity.

                  (b) As of the Closing Date, the subordination statements (x) issued by Amtrol, Inc. (U.S.A.) and dated January 27, 2003 (pertaining to indebtedness of Amtrol Nova GmbH & Co. KG in the amount of (euro) 3,700,000) and
(y) issued by Amtrol Alfa Metalomecanica (Portugal) and dated April 2,2001 (pertaining to indebtedness of Amtrol Nova GmbH & Co. KG in the amount of DEM 2,400,000 ((euro) 1,227,100,51)) have not been terminated and are still in full force and effect.

         2.12 Financial Statements. (a) The financial information reflected in the "Amtrol Nova Consolidated Balance Sheet December 31, 2002" and the "Amtrol Nova Statement of Earnings for the Twelve Months Ending December 31, 2002" attached hereto as Schedule 2,12(a) have been included in and form the basis for the consolidated financial statements of Amtrol, Inc. (U.S.A.).

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                                     - 7 -

                  (b) To the Best Knowledge of Seller, the "Amtrol Nova Preliminary Consolidated Balance Sheet December 31, 2003" and the "Amtrol Nova Statement of Earnings for the Twelve Months Ending December 31, 2003" attached as Schedule 2.12(b) have been prepared in accordance with German GAAP (generally accepted accounting principles) (Grundsatze ordnungsgema(beta)er Buchfuhrung).

         2.13 No Further Representations. Purchaser acknowledges that it has made its own inquiry and conducted a due diligence investigation of the Business, the Company and its Subsidiaries and formed its own independent judgement with respect thereto to a sufficient degree, given the level of the purchase price paid and the transaction as negotiated and agreed herein. Purchaser confirms that all answers which it has asked during this investigation were answered and that all documents requested were made available. Purchaser is in particular aware that the Business is making losses. Therefore, and in light of the agreed purchase price, except as expressly stated in this SECTION 2, Seller makes no representations or warranties, express or implied, and assumes no liability, with regard to the Business or the financial conditions, assets, equipment, values, absence of liabilities or prospects of the Company and its Subsidiaries.

         2.14 Definition of "Affiliate". "Best Knowledge of Seller" and "Encumbrances". For the purposes of this SECTION 2:

         "AFFILIATE" shall mean, in relation to any person, any company affiliated with such person within the meaning of Section 15 of the German Stock Corporation Act (Aktiengesetz) provided, however, that as from the Closing
Date, the Subsidiaries shall be deemed to not constitute Affiliates of the Seller.

         "BEST KNOWLEDGE OF SELLER" shall mean the actual knowledge of the officers and directors of Amtrol International Investments, Inc. and Amtrol, Inc., USA, and of the managing directors (Geschaftsfuhrer) of the Company and Amtrol Wassererwarmer Beteiligungs GmbH.

         "ENCUMBRANCES" shall mean each and all mortgages, pledges, liens, charges, encumbrances, options, rights of first refusal or rights of preemption.

3.       REPRESENTATIONS AND WARRANTIES OF PURCHASER

         At the time of execution of this Agreement (or at such other time expressly set forth in a particular representation and warranty in this SECTION
3), Purchaser hereby represents and warrants (in the form of a selbstandiges Garantieversprechen under Section 311 of the German Civil Code) to Seller as follows:

         3.1 Corporate Existence and Power. Purchaser is a German company duly organized and validly existing under the laws of Germany and has all corporate power and authority to conduct its business as now conducted and as proposed to be conducted, and to execute and deliver this Agreement and any related document or writing.

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                                      - 8 -

         3.2 Authority. The execution, delivery and performance by Purchaser of this Agreement and all related documents and writings, and the consummation of the transactions contemplated thereby by Purchaser are within its corporate power and have been duly authorized by all necessary corporate actions on the part of Purchaser.

         3.3 Actions Pending. There is no action, suit, investigation or legal or administrative proceeding pending against Purchaser or any of its property or assets which would adversely affect Purchaser's performance under this Agreement and Purchaser is not aware of any facts which might form the basis for any such action, suit, investigation or proceeding. There are no outstanding orders, judgments, writs or decrees against Purchaser which would adversely affect Purchaser's performance under this Agreement.

         3.4 Brokerage Fees. No broker's, finder's or financial management fees or commissions will be payable with respect to this Agreement, or the transactions contemplated thereby based on any agreement, arrangement or understanding with Purchaser, it being understood that any fees or commissions to be paid to advisors of the Seller shall be borne by the Seller.

         3.5 Receipt of Information. Purchaser has received such information and documents as it has requested and has been afforded an opportunity to ask questions of, and receive answers from, representatives of the Seller concerning the terms and conditions of this Agreement, the business, operations, market potential, capitalization, financial condition and prospects of the Company and its Subsidiaries, and all other matters deemed relevant, considering the level of the purchase price and the transaction as negotiated and agreed herein.

4.       NON-COMPETITION OBLIGATION

         4.1 Non-Compete Obligation. Purchaser acknowledges that Seller owns and operates an indirect-fired water heater business in the USA and shall be free to continue to own and operate such business after the date hereof, provided, however, that, subject to SECTIONS 4.2 AND 4.3 below, for a period of 2 (two) years after the Closing Date (as defined hereafter), Seller shall not, and shall cause that its Affiliates shall not, without the prior written approval of Purchaser, engage in, or own, manage, operate, control or participate in, any new business which designs, manufactures, markets and/or sells indirect-fired water heaters and other water heating products for residential and commercial purposes in Germany.

         4.2 Existing Amtrol Activities. Notwithstanding SECTION 4.1 above, Seller and its Affiliates, including in particular Amtrol Alfa Metalomecanica (Portugal) and Amtrol Poland Spz.o.o. (Poland), shall be free to continue to conduct their existing business essentially as currently conducted, including any reasonable expansion as their management may decide from time to time. For greater certainty, the preceding sentence shall not relieve Seller from its obligation pursuant to SECTION 4.1 to cause its Affiliates Amtrol Alfa Metalomecanica and Amtrol Poland Spz.o.o. to not entice away the existing customers of the Company and the Subsidiaries, or to supply indirect fired water heaters and other water heating products for residential and commercial purposes to such customers.

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                                      - 9-

         4.3 Subsequent Acquisitions. SECTION 4.1 above shall not prevent Seller or any Affiliate of Seller from purchasing or owning any shares constituting less than ten percent (10%) of the outstanding equity securities in a publicly-traded company. Section 4.1 above shall further not prevent Seller or any Affiliate of Seller from acquiring and owning any business competing with the Business in Germany through merger, stock purchase, acquisition of assets or otherwise, provided that (i) the acquired competing business constitutes a subsidiary or division of a larger business acquired at the same time and (ii) the turnover of the acquired competing business in Germany for the year preceding the acquisition does not exceed thirty five percent (35%) of the total turnover of the larger business acquired. If Seller or any Affiliate of Seller is being acquired by or merged with another entity that directly or indirectly operates or acquires a business competing with the Business in Germany, SECTION
4.1 shall not prohibit the continued operation of such competing business.

         5.       INDEMNIFICATION

         5.1 Indemnification for breach of representations and warranties. Subject to SECTIONS 5.2 THROUGH 5.6 below, Seller agrees to indemnify and hold harmless Purchaser, from and against damages (including reasonable attorneys' fees, but excluding lost profits and indirect or consequential damages) suffered as a result of any breach of the representations and warranties made by Seller in SECTION 2 above, and Purchaser agrees to indemnify and hold harmless Seller from and against damages (including reasonable attorneys' fees, but excluding lost profits and indirect or consequential damages) suffered by Seller as a result of any breach of the representations and warranties made by Purchaser in
SECTION 3 above.

         5.2 Indemnification Procedure for Third Party Claims. The following procedures set out in subsections (a) to (c) shall apply to claims for indemnification under SECTION 5.1 arising from a dispute with or a claim asserted by a third party (including administrative authorities and tax authorities):

         (a) Notice of Indemnification for Third Party Claims. Any Party entitled to indemnification under SECTION 5.1 (the "INDEMNIFIED PARTY") will give written notice to the indemnifying Party (the "INDEMNIFYING PARTY") of any third party claim with respect to which it seeks indemnification within twenty
(20) days after the discovery by such Party of any matters giving rise to a claim for indemnification. Such notice shall indicate the amount or estimated amount of the third party claim, the specific provision or combination of provisions of this Agreement which entitle the Indemnified Party to indemnification and a description of the facts supporting the claim, together with a copy of all relevant documents. The failure of the Indemnified Party to give a timely notice as provided herein shall relieve the Indemnifying Party of its obligations under this SECTION 5, unless and to the extent that the Indemnified Party shows that the Indemnifying Party is not prejudiced by such failure to give timely notice. Upon receipt of such notice, the Indemnifying Party shall be entitled during 60 days to remedy the matter giving rise to the claim, i.e., put the Indemnified Party in the same position as if no breach of representations and warranties had occurred. If the Indemnifying Party does not wish to remedy the matter, it shall be entitled to participate in and/or assume at its own cost the defense on behalf of the Indemnified Party of the defense of the third party claim with counsel of its choice to be approved by the Indemnified Party (such approval not be unreasonably withheld). In the event that the Indemnifying Party, within fifteen (15) days of receipt of any third party claim notice from Indemnified Party, fails to elect or elects not to participate in or assume the defense of the relevant third party claim, then the Indemnified Party may, at its option, defend, settle or otherwise compromise or pay such claim.

         (b) Cooperation; Settlement. The Indemnified Party shall cooperate fully with the Indemnifying Party in connection with any negotiation or defense of any such third party claim and shall furnish to the Indemnifying Party all information reasonably available to the Indemnified Party which relates to such action or claim. The Indemnifying Party or the Indemnified Party, whichever assumes the defense against the third party claim, shall keep the respective other Party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the Indemnifying Party elects to defend the third party claim, then the Indemnified Party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. The Indemnifying Party shall not be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the Indemnifying Party shall not unreasonably withhold, delay or condition its consent.

         (c) Payment of Indemnification Claims. No amount shall become payable by the Indemnifying Party to the Indemnified Party in respect of any third party claim unless and to the extent the Indemnified Party shall have become required to pay the amounts due under the relevant third party claim pursuant to a final (non-appealable) and binding judgement of a court or arbitration tribunal or decision of an administrative authority, and shall actually have paid the amounts due to the relevant third party. Any payment not made by the Indemnifying Party when due shall bear interest from the date of written notice of the amount due at a rate of 4% (four percent) per annum.

         5.3 Indemnification Procedure for Other Claims. A claim for indemnification not Involving a third party shall be asserted by written notice from the Indemnified Party to the Indemnifying Party within twenty (20) days after discovery by the Indemnified Party of any matters giving rise to a claim for indemnification. SECTION 5.2(a), second, third and fourth sentence shall apply mutatis mutandis.

         5.4      Limitations on Indemnification by Seller

                  (a)      Threshold Amount. Notwithstanding the provisions of
SECTION 5.1, Seller shall not be liable for any damages to Purchaser until such time as the aggregate amount thereof reaches (euro) 10,000 (Euro ten thousand) in which case Seller shall be liable for the entire amount subject, however, to the limitations set forth in SECTION 5.2 and subsection (b) below.

                  (b)      Maximum Amount. Notwithstanding the provisions of
SECTION 5.1, in light of the agreed purchase price, the aggregate amount payable by Seller pursuant to this SECTION 5 with respect to all claims for indemnification shall not exceed (euro) 200,000 (Euro two hundred thousand).

                  (c) Statute of Limitations. Claims for indemnification under this Agreement may be made until the first anniversary of the date hereof and, if asserted prior to such date pursuant to Sections 5.2(a) or 5.3, as the case may be, shall thereafter be handled like any other claim under this Agreement, as set forth in more detail in SECTION 8.10 below.

                  (d) Exclusion of Further Claims. The indemnification set forth in SECTIONS 5.1 THROUGH 5.7 shall be the sole and exclusive remedy of the Indemnified Party for breach of the representations and warranties contained in this Agreement. The Indemnified Party shall have no further claims against the Indemnifying Party, regardless of the legal basis therefore, arising under any theory of warranty (Mangelhafiung, Beschaffenheitsgarantie, non performance, breach of contract, positive Forderungsverletzung, culpa in contrahendo or tort, including any right to reduction of the purchase price (Minderung), right to rescind the agreement (Rucktritt), right to request additional performance (Nacherfullung), right to adapt the agreement due to changed circumstances (Anpassung aufgrund Wegfalls der Geschaftsgrundlage) and right to request reimbursement of expenditures (Ersatz vergeblicher Aufwendungen). Any and all such further liability of the Indemnifying Party is hereby expressly excluded to the extent legally permissible.

                  (e) No Claim with Respect to Disclosed Facts. Purchaser shall not be entitled to any indemnification if the facts or circumstances giving rise to the relevant damages or third parry claims are or have been disclosed or reflected in the Schedules to this Agreement or were disclosed to Purchaser in connection with the due diligence investigation which Purchaser has conducted with respect to the Business, the Company and its Subsidiaries or if the relevant damages or claims were covered by provisions in the financial statements made available to Purchaser as part of Purchaser's due diligence investigation, or can be recovered by Purchaser from any other person (including under any insurance policy). Any facts disclosed or reflected in a Schedule referred to in a given representation or warranty shall also be deemed disclosed or reflected with respect to any other representation or warranty for which such facts may be relevant.

         5.5 Limitations on Indemnification by Purchaser. The aggregate amount payable by Purchaser pursuant to this SECTION 5 with respect to all claims for indemnification shall not exceed (euro) 200,000 (two hundred thousand
Euro). SECTION 5.4(c) shall apply mutatis mutandis.

         5.6 Non-Severability. The Parties are in agreement that the preceding SECTIONS 5.1 THROUGH 5.5 form one inseparable set of rules negotiated between them and that they would not have agreed to the principle of indemnification without at the same time the rules setting certain limits to such indemnification. Therefore, if any one or several of the provisions of SECTIONS 5.2 THROUGH 5.5, or the applicability of any such provision to a specific situation, shall be held invalid or unenforceable, SECTION 5.1 shall likewise be invalid and unenforceable.

         5.7 Indemnification for breach of obligations. In case of breach by a Party of any obligation other than representations and warranties under this Agreement, such Party shall only be liable to the other Party if it has committed a fault (Verschulden). With the exception of such requirement of fault and to the extent permissible under German law, the rules set forth above in SECTIONS 5.1 THROUGH 5.6 shall apply mutatis mutandis to any breach by a Party of an obligation other than representations and warranties under this Agreement.

         5.8 Indemnification in Case of Claims Asserted Against Seller. In light of the due diligence investigation conducted by Purchaser and the level of the purchase price agreed upon between the Parties, the Parties agree that Seller shall assume no responsibility for or liability to, or in respect of, the Company, the Subsidiaries or the Business, whether originating prior to or after the Closing Date (as defined hereafter), except as expressly set forth in this Agreement. Notwithstanding SECTIONS 5.1 THROUGH 5.7 above which shall not apply to this SECTION 5.8, the Parties therefore agree as follows:

(i) Subject to Section 5.8(iii) below, Purchaser shall promptly indemnify and hold harmless Seller from and against any and all claims associated with the Company, the Subsidiaries or the Business that are asserted after the Closing Date by a third party (including a governmental authority) against Seller, any of its Affiliates or any officer or director or other representative of Seller or its Affiliates (including any person appointed prior to the date hereof as General Manager of the Company or a Subsidiary), whether originating prior to or after the Closing Date.

(ii) Subject to Section 5.8(iii) below, Purchaser hereby waives, to the extent legally permissible, any and all claims (other than those set forth in or resulting out of this Agreement) against Seller, its Affiliates or any officer or director or other representative of Seller or its Affiliates (including any person appointed prior to the date hereof as General Manager of the Company or a Subsidiary) that arise in connection with the Company or its Subsidiaries or the management and operation of the Business, whether originating prior to or after the Closing Date (all such claims, the "WAIVED CLAIMS"). If after the Closing Date the Company, or a Subsidiary, or an Affiliate of Purchaser, the Company or a Subsidiary, or an insolvency receiver, asserts a Waived Claim against Seller, an Affiliate of Seller or any officer or director or other representative of Seller or its Affiliates (including any person appointed prior to the date hereof as General Manager of the Company or a Subsidiary), Purchaser shall promptly indemnify and hold harmless Seller or the respective Affiliate or officer or director or other representative of Seller from and against such claim.

(iii) Sections 5.8(i) and 5.8(ii) shall not apply to claims against Seller or its Affiliates arising in connection with an alleged repayment to Seller or its Affiliates, of shareholder loans extended to the Company and/or its subsidiaries that constitute constructive equity (eigenkapitalerseizende Gesellschafterdarlehen) (such claims, the "CONSTRUCTIVE EQUITY CLAIMS"). Notwithstanding the foregoing, Purchaser hereby waives, to the extent legally permissible, any and all Constructive Equity Claims against any officer, director or other representative of Seller or its Affiliates (including any person appointed prior to the Closing Date as General Manager of the Company or a Subsidiary); if a Constructive Equity Claim is asserted against any of the aforementioned persons, Purchaser shall indemnify and hold harmless such person from and against such claim, whether made by the Company, a Subsidiary, or an Affiliate of Seller, the Company or a Subsidiary, or any person subrogated to the rights of such persons, or an insolvency receiver or a third party creditor.

(iv) Purchaser is aware that Seller's Affiliate Amtrol Inc. has provided Amtrol Nova GmbH & Co. KG with a comfort letter dated January 21, 2004 pursuant to which Amtrol Inc. committed under certain conditions to advance to Amtrol Nova GmbH & Co. KG the funds required to eliminate any net loss in respect of the first three months of the financial year 2004; Purchaser is further aware that Amtrol Inc. or Seller or its Affiliates have provided similar comfort letters to the Company and the Subsidiaries in the past (all such comfort letters, including the comfort letter of January 21,2004, the "COMFORT LETTERS"). The Parties agree that any and all obligations resulting from the Comfort Letters shall end as of the Closing Date and that Purchaser shall as from such date be solely responsible for ensuring the ongoing financing of the Company and the Subsidiaries. Without limiting the generality of the foregoing provisions of this SECTION 5.8, if after the Closing Date the Company, any Subsidiary, Purchaser, any Affiliate of Purchaser, an insolvency receiver or any third party asserts a claim based on a Comfort Letter against Seller, Amtrol, Inc. or any Affiliate of Seller or Amtrol Inc., Purchaser shall promptly indemnify and hold harmless Seller or Amtrol Inc. or the respective Affiliate of Seller or Amtrol Inc. from and against such claim.

(v) For the purposes of the indemnifications provided in this SECTION 5.8 in favor of Amtrol Inc., the Affiliates of Seller and the officers or directors or other representatives of Seller or its Affiliates, the aforementioned persons shall be third party beneficiaries of this SECTION 5.8 and this Agreement shall insofar constitute an agreement in favor of a third party (Vertrag zugunsten Dritter).

6.       OTHER AGREEMENTS

         6.1 Access and Information. After the Closing Date (as defined hereafter), Purchaser and Seller shall provide the requesting Party with such reasonable assistance (including making employees available to such Party to a reasonable extent during regular business hours) at the expense of the requesting Party as may reasonably be requested by such Party in connection with the preparation of any tax return, any tax audit, or any judicial or administrative proceeding or determination relating to liability for taxes of Purchaser or Seller. Purchaser and Seller shall treat all information obtained pursuant to this SECTION 6.1 as confidential except to the extent that disclosure thereof (i) is necessary for attainment of the purpose for which such information was obtained or (ii) is required by law or by order of any court of competent jurisdiction, provided such party shall have given the other Party prior written notice of any such requirements.

         6.2 Change of Name. Purchaser agrees, as promptly as practicable following the Closing Date (as defined hereafter), but in no event later than three (3) months as from the Closing (as defined hereafter), to change the corporate name of the Company and each Subsidiary, to remove the name "Amtrol" therefrom, and in no event later than six (6) months as from the Closing Date (as defined hereafter) to remove any signs on or about the premises of the Business bearing the name "Amtrol", and to discontinue using the name "Amtrol" or any name or mark confusingly similar thereto on any product, stationery, correspondence, website, fax, email or any other manner. After the Closing Date (as defined hereafter), the Purchaser shall have no right to use the name "Amtrol" or any name or mark confusingly similar thereto in the conduct of the Business.

         6.3 Conduct of Business Through Closing. Seller confirms that, since December 31, 2003 and through the date hereof, the Business has been conducted in the ordinary course of business. Seller undertakes to conduct the Business in the ordinary course of business through the Closing Date (as defined hereafter) and any actions during such period which are outside the ordinary cause of business shall require Purchaser's prior written consent.

         6.4 Group Insurance Policies. Seller has informed Purchaser that as from the Closing Date the Business will no longer be covered by the group insurance policies entered into by the Amtrol group.

         6.5 Waiver of Intercompany Receivables Owed by Affiliates. Purchaser acknowledges and agrees that prior to or as at the Closing Date, the Company and the Subsidiaries will have waived all claims against the Seller, any Affiliate of Seller and the Lender for the repayment of intercompany accounts receivables, and neither the Company nor any Subsidiary will have any claim for the repayment of intercompany loans or other intercompany accounts receivables provided to Seller, any Affiliate of Seller or the Lender.

                                     PART II

                   TRANSFER AND ASSIGNMENT OF GMBH SHARES AND

                             INTERCOMPANY RECEIVABLES

1.       TRANSFER AND ASSIGNMENT

         1.1 Transfer and Assignment of Shares. Subject to SECTION 2 hereafter, Seller hereby transfers and assigns the Shares to Purchaser, and Purchaser hereby accepts such transfer and assignment regarding the Shares.

         1.2 Transfer and Assignment of Intercompany Receivables. Subject to SECTION 2 hereafter, Seller hereby transfers and assigns the Intercompany Receivables to Purchaser, and Purchaser hereby accepts such transfer and assignment regarding the Intercompany Receivables.

2.       CONDITIONS PRECEDENT

         2.1 Conditions Precedent. The transfer and assignment of both (i) Share I and Share II and (ii) the Intercompany Receivables shall be subject to the satisfaction of all the following conditions precedent (aufschiebende Bedingungen within the meaning of Section 158 subpara. (1) of the German Civil
Code):

         (a) submission of ratification (Genehmigung within the meaning of Section 177 subpara. (1) of the German Civil Code) by Seller, of the sale of Shares as described in Part I of this Agreement;

         (b) submission of ratification (Genehmigung within the meaning of Section 177 subpara. (1) of the German Civil Code) by Seller of the transfer and assignment of the Shares to Purchaser provided for in Part II of this Agreement;

         (c) submission of ratification (Genehmigung within the meaning of Section 185 subpara. (2) sentence 1 of the German Civil Code) by Lender, of the transfer and assignment of Share II to Purchaser provided for in Part II of this Agreement.

         (d) submission of ratifications (Genehmigung within the meaning of Section 185 subpara. (2) sentence 1 of the German Civil Code) by Amtrol, Inc. (West Warwick, Rhode Island, U.S.A.) and Amtrol Alfa Metalomecanica, S.A. (Guimaraes, Portugal), of the transfer and assignment of the Intercompany Receivables to Purchaser provided for in Part II of this Agreement; and

         (e)      payment by Purchaser of the first installment in the amount of
(euro) 100,000 (one hundred thousand Euro) of the Share Purchase Price to
Seller.

         For the avoidance of doubt, the parties are in agreement that the transfer of Share I shall only take legal effect, if also Share II is transferred and assigned and vice versa.

         2.2      Submission of Ratification. The ratifications referred to in
Section 2.1 (a) through (d) above shall be deemed submitted if delivered or sent to the undersigning notary or the representative of Purchaser identified on page one of this Agreement in the form of a facsimile copy (telefax).

         2.3 Failure to Satisfy Conditions Precedent. The Parties are in agreement that the transfer and assignment of the Shares and the Intercompany Receivables shall definitively not have any legal effect if the conditions precedent referred to in Section 2.1 above have not been satisfied or deemed satisfied within five (5) business days after the date hereof.

3.       LIABILITY OF THE PARTIES

         The Parties are in agreement that any and all representations and warranties given by the Parties are stipulated exclusively in Part I of this Agreement, and that, separately, any liability of the Parties against each other arising outside of such representations and warranties that may be inferred from this Part II is hereby expressly excluded to the extent legally permissible.

4.       NOTIFICATION PURSUANT TO SECTION 16 GMBHG

         The Parties are in agreement, and hereby instruct the undersigned notary, that, upon the effectiveness of the transfer of the Shares to the Purchaser, the undersigned notary shall notify the Company of the transfer of the Shares pursuant to Section 16 subpara. (1) of the German Act on Companies with Limited Liabilities (GmbHG).

5.       EFFECTIVE DATE OF TRANSFER

         Subject to the fulfillment of all conditions precedent set forth in
Section 2.1 above, the transfer and assignment of the Shares and the Intercompany Receivables shall become effective as of 24:00/00:00 hours (German time) on the date of the Closing (as defined hereafter) (the "CLOSING DATE").

                                    PART III

      ADDITIONAL AGREEMENTS COMMON TO BOTH PART I AND PART II

1.       CONSUMMATION OF TRANSACTION

         The Parties shall meet immediately after the notarization of this deed, and at such meeting, Seller shall deliver to the undersigning notary or the representative of Purchaser identified on page one of this Agreement, in the form of a facsimile copy (telefax), the ratifications referred to in Section 2.1(a) through (d) above, and, simultaneously, Purchaser shall deliver to Seller a bank check to effect the payment of the first instalment of the Share Purchase Price. The meeting at which the aforementioned actions are completed shall be referred to in this Agreement as the "CLOSING". The second instalment of the Share Purchase Price shall be paid by Purchaser by wire transfer (Uberweisung) to a bank account as Seller will communicate to Purchaser.

2.       MISCELLANEOUS

         2.1 Publicity. The Parties agree that, prior to Closing, no public release or announcement concerning this Agreement or the transactions contemplated thereby shall be issued without the prior consent of the respective other Party, such consent not to be unreasonably withheld, except as such release or announcement may be required by applicable law, rules or regulations.

         2.2 Expenses. Except as otherwise specified in this Agreement, each Party shall pay its own expenses, costs and fees (including, without limitation, attorneys' and accountants' fees) incurred in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated thereby. All expenses, costs and fees (including, without limitation, attorneys' and accountants' fees) incurred by the Company or any Subsidiary in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated thereby shall be borne by the Company (other than costs for counsel assisting Seller in connection with this transaction). The costs for the notarization of this Agreement and the deed for the transfer of the Shares shall be paid by Purchaser.

         2.3 Modification. No waiver or modification of this Agreement (including all Schedules hereto) shall be valid unless in writing and duly executed by all parties hereto unless a stricter form is required by mandatory law. The parties further agree that the provisions of this SECTION 8.3 itself may not be waived or amended except as set forth herein.

         2.4 No Waiver. Failure or delay on the part of any Party in exercising any rights, power or privileges under this Agreement shall not be deemed a waiver of any exercise of any right, power or privilege of such Party.

         2.5 Notices. All notices, demands and other communications called for or required by this Agreement shall be in writing and shall be addressed to the Parties at their respective addresses stated below or to such other address as a Party may subsequently designate by ten days' advance written notice to the other Party. Communications hereunder may be sent by facsimile (telefax) and shall in such case be deemed to have been received on the day of transmission if sent before 2:00 p.m. recipient's time (or if the day of transmittal is not a business day for the recipient, the next business day), provided that a copy of such notice is sent on the same day by certified mail, return receipt requested and postage prepaid, with an indication that the original was sent by facsimile and the date of its transmittal.

                  To Purchaser:

                                             DTT Nova Beteiligungs GmbH & Co. KG
                               Phone :       +49/2382 85 60
                               Fax:          +49/2382 856 100

                               CC:           Hausmann & Muller
                               Phone:        +49/251 144 666 00
                               Fax:          +49/251 144 666 103

                  To Seller:

                                             Amtrol Inc.
                                             Patricia Pickrel, Esq.
                               Phone:        +1/401/535/1420
                               Fax:          +1/401/884/1761

                               CC:           Salans
                                             Dr.Ralf M. Nitschke
                               Phone:        +33/1/42684800
                               Fax:          +33/1/42681545

         2.6 Full Understanding. In executing this Agreement, each Party fully, completely, and unconditionally acknowledges and agrees that it (a) has had an equal opportunity to participate in drafting this Agreement, (b) has consulted with, and had the advice and counsel of a duly licensed and competent attorney and that it has executed this Agreement after independent investigation, voluntarily and without fraud, duress, or undue influence, (c) expressly consents that this Agreement be given full force and effect according to each and every of its express terms and provisions and (d) agrees that no ambiguity shall be construed against any party based upon a claim that such party drafted the applicable language.

         2.7 Entire Agreement. This Agreement (including all Schedules hereto) contains all of the terms and conditions agreed upon by the Parties relating to the subject matter hereof and supersedes and cancels all other prior agreements, negotiations, correspondence, undertakings, communications (including any offering memorandum that may have been made available to Purchaser) and understandings of the Parties, whether written or oral, regarding the relevant subject matter.

         2.8 Captions and Construction. Captions in this Agreement are for the convenience of the reader and are not to be considered in the interpretation of the terms.

         2.9 Severability. Except as set forth in SECTION 5.6 above, if any one or more of the provisions of this Agreement, or the applicability of any such provision to a specific situation, shall be held invalid or unenforceable, the Parties shall modify such provision to the minimum extent necessary to make it or its application valid and enforceable and to give effect to the Parties' original intent, and the validity and enforceability of all other provisions of this Agreement and all other applications of any such provision shall not be affected thereby.

         2.10 Governing Law; Arbitration. This Agreement (including its Schedules) shall be subject to the laws of the Federal Republic of Germany, excluding its conflict of law rules. If any dispute arises between the Parties out of or in connection with the present Agreement (including its Schedules), including but not limited to the interpretation, enforceability, performance, breach, termination or validity thereof, including without limitation, this
SECTION 8.10, the Parties shall attempt, by mutual negotiation, to come to a reasonable settlement of the same as soon as possible. If no settlement is reached within 30 days from the first notification of a dispute in writing by either Party, the dispute shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three (3) arbitrators appointed in accordance with the said Rules, the arbitration language being English and the place of arbitration being Zurich.

         2.11 Language. The exclusive controlling language of this Agreement shall be English. However, to the extent that German legal terms are used in this Agreement and conflict with the English terms used in this Agreement, the German terms shall prevail and take precedence over the English translation of such terms.

         2.12 Broker Services. Purchaser has not engaged the services of any broker for this transaction.

3.       DEFINITIONS AND ACCOUNTING TERMS

         3.1 Definitions. (a) As used in this Agreement, the following terms shall have the meaning stated in the Section referenced opposite the term:

Definition                                        Part         Section
----------                                        ----         -------
Affiliate                                         I            2.14
Agreement                                                      Title
Best Knowledge of Seller                          I            2.14
Business                                          I            Recitals
Comfort Letters                                   I            5.8(iii)
Closing                                           III          1
Closing Date                                      II           5
Company                                           I            Recitals
Constructive Equity Claims                        I            5.8(iii)
Encumbrances                                      I            2.14
Indemnified Party                                 I            5.2(a)
Indemnifying Party                                I            5.2(a)
Intercompany Receivables                          I            1.2
Intercompany Receivables Purchase Price           I            1.4(b)
Lender                                            I            Recitals
Parties, Party                                                 Introduction
Purchaser                                                      Introduction
Seller                                                         Introduction
Share I                                           I            Recitals
Share II                                          I            Recitals
Shares                                            I            1.1
Share Purchase Price                              I            1.3
Subsidiary, Subsidiaries                          I            Recitals
Waived Claims                                     I            5.8(ii)

         (b) The terms defined in any Part of this Agreement shall have the same meaning in all three Parts of this Agreement.

         3.2 Accounting Terms. Any accounting terms not specifically defined herein shall be construed in accordance with German generally accepted accounting principles (GoB) consistently applied, and all financial data submitted pursuant to this Agreement, unless otherwise specified, shall be prepared in accordance with German generally accepted accounting principles.

         THIS DEED has been read aloud in the English language in the presence of the acting Notary to the persons appeared, approved by the persons appeared, and signed by the persons appeared and the acting Notary in their own hands as follows:

                                      Dr. Ralf M. Nitschke
                                      Dr. Jans Hausmann
                                      Adolf Grundkotter, Notary